Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2014.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2014
(£m)
Capitalisation
Equity
Shareholders’ equity	41,179
Other equity instruments	5,329
Non-controlling interests	1,194
Total equity	47,702

Indebtedness

Subordinated liabilities	25,220

Debt securities
Debt securities in issue	79,345
Liabilities held at fair value through profit or loss (debt securities)	6,018
Total debt securities	85,363

Total indebtedness	110,583

Total capitalisation and indebtedness	158,285

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 September 2014, all indebtedness was unsecured except for £43.2 billion of securitisation notes and covered bonds and £3.5 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no further issuances or redemptions of subordinated liabilities since 30 September 2014.

There has been no material change in the information set forth in the table above since 30 September 2014.